Exhibit 99.1

111, Inc. Announces Fourth Quarter and Fiscal Year 2022 Financial Results

SHANGHAI, March 23, 2023 /PRNewswire/ – 111, Inc. ("111" or the "Company") (NASDAQ: YI), a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Fourth Quarter 2022 Highlights

•	Net revenues were RMB4.1 billion (US$601.4 million), representing an increase of 19.9% year-over-year.

•	Gross segment profit (1) increased by 23.8% year-over-year, with B2B segment profit increasing by 31.5% year-over-year.

•	Loss from operations was RMB108.4 million (US$15.7 million), compared to RMB104.7 million in the same quarter of last year. As a percentage of net revenues, loss from operations decreased to 2.61% from 3.03% in the same quarter of last year.

•	Non-GAAP loss from operations (2) was RMB39.7 million (US$5.8 million), compared to RMB76.9 million in the same quarter of last year. As a percentage of net revenues, non-GAAP loss from operations decreased to 0.96% from 2.22% in the same quarter of last year.

•	RMB63.2 million (US$9.2 million) cash flow was generated from operating activities in the quarter. It was the second consecutive quarter that we achieved positive operating cash flow.

Fiscal Year 2022 Highlights

•	Net revenues were RMB13.5 billion (US$2.0 billion), representing an increase of 8.8% year-over-year.

•	Gross segment profit increased by 35.2% year-over-year and gross segment margin improved from 5.0% to 6.2%.

•	Loss from operations was RMB371.0 million (US$53.8 million), compared to RMB642.1 million last year. As a percentage of net revenues, loss from operations decreased to 2.7% this year from 5.2% last year.

•	Non-GAAP loss from operations was RMB213.6 million (US$31.0 million), compared to RMB496.5 million last year. As a percentage of net revenues, non-GAAP loss from operations decreased to 1.6% this year from 4.0% last year.

•	Cash and cash equivalents, restricted cash and short-term investments at the end of 2022 amounted to RMB 922.7 million (US$133.8 million) as of December 31, 2022.

(1)	Gross segment profit represents net revenues less cost of goods sold.

(2)	Non-GAAP loss from operations represents loss from operations excluding share-based compensation expenses.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “We are pleased to report another solid quarter and the results brought us very close to profitability. Net revenue increased by 19.9% year-over-year to RMB 4.1 billion, marking the 18th consecutive quarter of year-over-year growth for 111 since the company’s NASDAQ IPO. Our gross segment profit for the quarter increased by 23.8% and gross segment margin as a percentage of net revenues improved to 6.1% from 5.9% in the same quarter of last year. Non-GAAP loss from operation narrowed to 0.96% of net revenues as compared to 2.22% in the same quarter of last year. We are also pleased to report positive operating cash flow for the second consecutive quarter.”

Mr. Liu added, “Despite the disruption from the lockdowns across the country during the year, we managed to achieve net revenues growth at 8.8%, while significantly improving our margin profile. Our gross segment profit for the year increased by 35.2%, which was four times of our revenue growth rate. Gross segment margin for the year improved to 6.2% as compared to 5.0% last year. In addition, we continued to improve our operation efficiency. Our total sales and marketing expenses, G&A expenses and technology expenses, excluding share-based compensation, decreased by 15.5% year over year. As a result, on a full year basis, our Non-GAAP loss from operations as a percentage of net revenues decreased to 1.6% from 4.0% last year.”

“This result came from our consistent strategy to put our customers first and focus on creating value for them. We continue to strengthen our partnerships with pharmaceutical companies. Our market coverage from both upstream and downstream is increasing and customer loyalty continues to grow. We believe that we have achieved our initial strategic target since IPO, which is to rapidly build up suppliers and customers network with competitive pricing in order to achieve reasonable scale to compete in this market. We are now directly working with 500+ pharmaceutical companies and serving more than 435,000 retail pharmacies. Our revenue scale had rapidly increased 14 times in five years from RMB959 million in 2017 to RMB13.5 billion in 2022.”

“We believe that our efforts to achieve margin expansion, as well as to optimize our cost and improve our organizational alignment, have delivered positive results. We reached profitability at Non-GAAP operating income level in the month of December 2022. We are confident that our strong technology capabilities will continue to enable us to build scale, improve efficiency, and deliver profitability, maximizing values for our shareholders .”

Fourth Quarter 2022 Financial Results

Net revenues were RMB4.1 billion (US$601.4 million), representing an increase of 19.9% from RMB3.5 billion in the same quarter of last year.

(In thousands RMB)	For the three months ended December 31,
	2021	2022	YoY
B2B Net Revenue
Product	3,312,969	3,999,066	20.7%
Service	18,424	22,808	23.8%

Sub-Total	3,331,393	4,021,874	20.7%

Cost of Products Sold(3)	3,158,837	3,794,997	20.1%

Segment Profit	172,556	226,877	31.5%
Segment Profit %	5.2%	5.6%

(In thousands RMB)	For the three months ended December 31,
	2021	2022	YoY
B2C Net Revenue
Product	116,285	119,354	2.6%
Service	13,173	7,019	-46.7%

Sub-Total	129,458	126,373	-2.4%

Cost of Products Sold	97,330	99,758	2.5%

Segment Profit	32,128	26,615	-17.2%
Segment Profit %	24.8%	21.1%

(3) For segment reporting purposes, purchase rebates are allocated to the B2B segment and B2C segments primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses. Cost of service revenue is recorded in the operating expense.

Operating costs and expenses were RMB4.3 billion (US$617.2 million), representing an increase of 19.4% from RMB3.6 billion in the same quarter of last year.

•	Cost of products sold was RMB3.9 billion (US$564.7 million), representing an increase of 19.6% from RMB3.3 billion in the same quarter of last year. The increase was primarily due to our revenue growth in B2B business, which increased by 20.7% from the same quarter last year.

•	Fulfillment expenses were RMB118.8 million (US$17.2 million), representing an increase of 13.3% from RMB104.9 million in the same quarter of last year. Fulfillment expenses accounted for 2.9% of net revenues this quarter as compared to 3.0% in the same quarter of last year.

•	Selling and marketing expenses were RMB134.1 million (US$19.4 million), representing an increase of 7.0% from RMB125.3 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB22.8 million for the quarter and RMB6.9 million for the same quarter last year, respectively, selling and marketing expenses as a percentage of net revenues, accounted for 2.7% in the quarter from 3.4% in the same quarter of last year.

•	General and administrative expenses were RMB73.0 million (US$10.6 million), representing an increase of 45.0% from RMB50.4 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB35.3 million for the quarter and RMB15.9 million for the same quarter last year, respectively, general and administrative expenses as a percentage of net revenues, accounted for 0.9% in the quarter as compared to 1.0% in the same quarter of last year.

•	Technology expenses were RMB37.2 million (US$5.4 million), compared with RMB30.9 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB10.6 million for the quarter and RMB5.0 million for the same quarter last year, respectively, Technology expenses as a percentage of net revenues, accounted for 0.6% in the quarter as compared to 0.7% in the same quarter of last year.

Loss from operations was RMB108.4 million (US$15.7 million), compared to RMB104.7 million in the same quarter of last year. As a percentage of net revenues, loss from operations decreased to 2.6% in the quarter from 3.0% in the same quarter of last year.

Non-GAAP loss from operations was RMB39.7 million (US$5.8 million), compared to RMB76.9 million in the same quarter of last year. As a percentage of net revenues, non-GAAP loss from operations decreased to 0.96% in the quarter from 2.22% in the same quarter of last year.

Net loss was RMB104.1 million (US$15.1 million), compared to RMB101.7 million in the same quarter of last year. As a percentage of net revenues, net loss decreased to 2.5% in the quarter from 2.9% in same quarter of last year.

Non-GAAP net loss (4) was RMB35.4 million (US$5.1 million), compared to RMB73.9 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss decreased to 0.9% in the quarter from 2.1% in same quarter of last year.

Net loss attributable to ordinary shareholders was RMB114.4 million (US$16.6 million), compared to RMB111.3 million in the same quarter of last year. As a percentage of net revenues, net loss attributable to ordinary shareholders decreased to 2.8% in the quarter from 3.2% in same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders (5) was RMB45.7 million (US$6.6 million), compared to RMB83.5 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders decreased to 1.1% in the quarter from 2.4% in same quarter of last year.

(4) Non-GAAP net loss represents net loss excluding share-based compensation expenses, net of tax. Considering the impact of accretion of redeemable non-controlling interest for the fourth quarter and fiscal year ended December 31, 2022, non-GAAP net loss is used as a more meaningful measurement of the operation performance of the Company.

(5) Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax.

Fiscal Year 2022 Financial Results

Net revenues were RMB13.5 billion (US$2.0 billion), representing an increase of 8.8% from RMB12.4 billion last year.

(In thousands RMB)	For the year ended December 31,
	2021	2022	YoY
B2B Net Revenue
Product	11,839,850	12,995,131	9.8%
Service	63,301	80,039	26.4%

Sub-Total	11,903,151	13,075,170	9.8%

Cost of Products Sold	11,391,474	12,331,657	8.3%

Segment Profit	511,677	743,513	45.3%
Segment Profit %	4.3%	5.7%

(In thousands RMB)	For the year ended December 31,

	2021	2022	YoY
B2C Net Revenue
Product	491,855	408,305	-17.0%
Service	30,896	33,223	7.5%

Sub-Total	522,751	441,528	-15.5%

Cost of Products Sold	413,333	345,065	-16.5%

Segment Profit	109,418	96,463	-11.8%
Segment Profit %	20.9%	21.8%

Operating costs and expenses were RMB13.9 billion (US$2.0 billion), representing an increase of 6.3% from RMB13.1 billion last year.

•	Cost of products sold was RMB12.7 billion (US$1.8 billion), representing an increase of 7.4% from RMB11.8 billion last year.

•	Fulfillment expenses were RMB401.4 million (US$58.2 million), representing an increase of 12.8% from RMB355.8 million last year. Fulfillment expenses accounted for 3.0% of net revenues this year as compared to 2.9% last year.

•	Selling and marketing expenses were RMB457.9 million (US$66.4 million), representing a decrease of 10.8% from RMB513.1 million last year. We continued to see the improved sales efficiency and effectiveness. Excluding the share-based compensation expenses of RMB50.1 million for this year and RMB50.5 million for last year, respectively, selling and marketing expenses as a percentage of net revenues, decreased to 3.0% this year from 3.7% last year.

•	General and administrative expenses were RMB205.6 million (US$29.8 million), representing a decrease of 0.7% from RMB207.0 million last year. Excluding the share-based compensation expenses of RMB87.0 million for this year and RMB69.7 million for last year, respectively, general and administrative expenses as a percentage of net revenues, decreased to 0.9% this year from 1.1% last year.

•	Technology expenses were RMB139.5 million (US$20.2 million), representing a decrease of 26.3% from RMB189.3 million last year. Excluding the share-based compensation expenses of RMB20.3 million for this year and RMB25.3 million for last year, respectively, technology expenses as a percentage of net revenues, decreased to 0.9% this year from 1.3% last year. We completed major tech development programs last year and believe that current spending reflected the appropriate amount of investment in technology.

Loss from operations was RMB371.0 million (US$53.8 million), compared to RMB642.1 million last year. As a percentage of net revenues, loss from operations decreased to 2.7% this year from 5.2% last year.

Non-GAAP loss from operations was RMB213.6 million (US$31.0 million), compared to RMB496.5 million last year. As a percentage of net revenues, non-GAAP loss from operations decreased to 1.6% this year from 4.0% last year.

Net loss was RMB376.1 million (US$54.5 million), compared to RMB621.0 million last year. As a percentage of net revenues, net loss decreased to 2.8% this year from 5.0% last year.

Non-GAAP net loss was RMB218.7 million (US$31.7 million), compared to RMB475.4 million last year. As a percentage of net revenues, non-GAAP net loss decreased to 1.6% this year from 3.8% last year.

Net loss attributable to ordinary shareholders was RMB416.9 million (US$60.4 million), compared to RMB669.8 million last year. As a percentage of net revenues, net loss attributable to ordinary shareholders decreased to 3.1% this year from 5.4% last year.

Non-GAAP net loss attributable to ordinary shareholders was RMB259.5 million (US$37.6 million), compared to RMB524.2 million last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders decreased to 1.9% this year from 4.2% last year.

As of December 31, 2022, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB922.7 million (US$133.8 million), compared to RMB943.2 million as of December 31, 2021.

Conference Call

111's management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Thursday, March 23, 2023 (7:30 PM Beijing Time on the same day).

Details for the conference call are as follows:

Event Title: 111, Inc. Fourth Quarter and Fiscal Year 2022 Unaudited Financial Results

Registration Link: https://s1.c-conf.com/diamondpass/10029260-l0s35fu.html

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique Registration ID, which can be used to join the conference call.

Please dial in 15 minutes before the call is scheduled to begin and provide the Direct Event passcode and unique Registration ID you have received upon registering to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until March 30, 2023 on:

China: 4001209216 United States: +1-855-883-1031 International: +61-7-3107-6325 Conference ID: 10029260

A live and archived webcast of the conference call will be available on the website at https://edge.media-server.com/mmc/p/f8x22fcz.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP loss from operations as loss from operations excluding share-based compensation expenses. The Company defines non-GAAP net loss as net loss excluding share-based compensation expenses, net of tax. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax. The Company defines non-GAAP loss per ADS as net loss attributable to ordinary shareholders per ADS excluding share-based compensation expenses, net of tax per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss. Share-based compensation expenses is a non-cash expense that varies from period to period. As a result, management excludes the items from its internal operating forecasts and models. Management believes that the adjustments for share-based compensation expenses provide investors with a reasonable basis to measure the company's core operating performance, in a more meaningful comparison with the performance of other companies. The Company believes that non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 30, 2022.

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online platform, 1 Medicine, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of	As of
	December 31, 2021	December 31, 2022
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	661,390	673,669	97,673
Restricted cash	99,282	43,122	6,252
Short-term investments	182,556	205,861	29,847
Accounts receivable, net	404,469	488,875	70,880
Notes Receivable	90,734	43,332	6,283
Inventories	1,121,107	1,498,900	217,320
Prepayments and other current assets	242,199	282,066	40,896
Total current assets	2,801,737	3,235,825	469,151
Property and equipment, net	80,254	48,497	7,031
Intangible assets, net	4,909	3,267	474
Long-term investments	3,000	2,000	290
Other non-current assets	22,086	20,348	2,950
Operating lease right-of-use asset	233,847	163,877	23,760
Total Assets	3,145,833	3,473,814	503,656

LIABILITIES AND EQUITY
Current Liabilities:
Short-term borrowings	259,658	178,990	25,951
Accounts payable	1,347,352	1,764,849	255,879
Accrued expense and other current liabilities	522,968	781,271	113,273
Total Current liabilities	2,129,978	2,725,110	395,103
Long-term operating lease liabilities	165,614	100,469	14,567
Other non-current liabilities	1,537	-	-
Total Liabilities	2,297,129	2,825,579	409,670

MEZZANINE EQUITY
Redeemable non-controlling interests	1,000,849	1,056,939	153,242

SHAREHOLDERS' DEFICIT
Ordinary shares Class A	31	31	5
Ordinary shares Class B	25	25	3
Treasury shares	(40,859)	(40,859)	(5,924)
Additional paid-in capital	2,817,789	2,977,174	431,650
Accumulated deficit	(3,009,678)	(3,426,556)	(496,804)
Accumulated other comprehensive income	59,371	75,586	10,959
Total shareholders' deficit	(173,321)	(414,599)	(60,111)
Non-controlling interest	21,176	5,895	855
Total Deficit	(152,145)	(408,704)	(59,256)
Total liabilities, mezzanine equity and deficit	3,145,833	3,473,814	503,656

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net Revenues	3,460,851	4,148,247	601,440	12,425,902	13,516,698	1,959,736
Operating Costs and expenses:
Cost of products sold	(3,256,167)	(3,894,755)	(564,686)	(11,804,807)	(12,676,722)	(1,837,952)
Fulfillment expenses	(104,876)	(118,806)	(17,225)	(355,836)	(401,414)	(58,200)
Selling and marketing expenses	(125,334)	(134,053)	(19,436)	(513,146)	(457,880)	(66,386)
General and administrative expenses	(50,351)	(73,014)	(10,586)	(206,981)	(205,623)	(29,813)
Technology expenses	(30,883)	(37,232)	(5,398)	(189,284)	(139,504)	(20,226)
Other operating expenses, net	2,065	1,186	172	2,012	(6,556)	(951)
Total Operating costs and expenses	(3,565,546)	(4,256,674)	(617,159)	(13,068,042)	(13,887,699)	(2,013,528)
Loss from operations	(104,695)	(108,427)	(15,719)	(642,140)	(371,001)	(53,792)
Interest income	1,559	2,096	304	9,776	8,118	1,177
Interest expense	(1,649)	(2,777)	(403)	(5,488)	(13,443)	(1,949)
Foreign exchange gain (loss)	1,563	1,770	257	1,937	(7,875)	(1,142)
Other Income, net	1,478	3,262	473	14,890	8,132	1,179
Loss before income taxes	(101,744)	(104,076)	(15,088)	(621,025)	(376,069)	(54,527)
Income tax expense	-	-	-	-	-	-
Net Loss	(101,744)	(104,076)	(15,088)	(621,025)	(376,069)	(54,527)
Net Loss attributable to non-controlling interest	4,535	3,783	548	27,819	15,281	2,216
Net Loss attributable to redeemable non-controlling interest	9,253	9,021	1,308	56,766	32,329	4,687
Adjustment attributable to redeemable non-controlling interest	(23,390)	(23,159)	(3,358)	(133,370)	(88,419)	(12,820)
Net Loss attributable to ordinary shareholders	(111,346)	(114,431)	(16,590)	(669,810)	(416,878)	(60,444)
Other comprehensive loss
Unrealized gains of available-for-sale securities,	2,255	1,000	145	8,312	4,810	697
Realized gains of available-for-sale debt securities	(2,159)	(1,280)	(186)	(7,801)	(4,464)	(647)
Foreign currency translation adjustments	(3,298)	(2,701)	(391)	(4,051)	15,869	2,302
Comprehensive loss	(114,548)	(117,412)	(17,022)	(673,350)	(400,663)	(58,092)
Loss per ADS:
Basic and diluted	(1.34)	(1.38)	(0.20)	(8.08)	(5.00)	(0.72)
Weighted average number of shares used in computation of loss per share
Basic and diluted	166,086,161	166,890,624	166,890,624	165,866,901	166,634,121	166,634,121

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

Net cash (used in) provided by operating activities	(314,143)	63,209	9,166	(688,837)	(23,152)	(3,356)
Net cash provided by (used in) investing activities	187,007	(118,198)	(17,138)	60,138	(47,173)	(6,840)
Net cash provided by financing activities	190,228	21,818	3,163	74,339	22,735	3,296
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(2,749)	(9,274)	(1,345)	(3,502)	3,709	538
Net increase (decrease) in cash and cash equivalents, and restricted cash	60,343	(42,445)	(6,154)	(557,862)	(43,881)	(6,362)
Cash and cash equivalents, and restricted cash at the beginning of the period/year	700,329	759,236	110,079	1,318,534	760,672	110,287
Cash and cash equivalents, and restricted cash at the end of the period/year	760,672	716,791	103,925	760,672	716,791	103,925

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

Loss from operations	(104,695)	(108,427)	(15,719)	(642,140)	(371,001)	(53,792)
Add: Share-based compensation expenses	27,798	68,692	9,959	145,593	157,384	22,819
Non-GAAP loss from operations	(76,897)	(39,735)	(5,760)	(496,547)	(213,617)	(30,973)

Net Loss	(101,744)	(104,076)	(15,088)	(621,025)	(376,069)	(54,527)
Add: Share-based compensation expenses, net of tax	27,798	68,692	9,959	145,593	157,384	22,819
Non-GAAP net Loss	(73,946)	(35,384)	(5,129)	(475,432)	(218,685)	(31,708)

Net Loss attributable to ordinary shareholders	(111,346)	(114,431)	(16,590)	(669,810)	(416,878)	(60,444)
Add: Share-based compensation expenses, net of tax	27,798	68,692	9,959	145,593	157,384	22,819
Non-GAAP net Loss attributable to ordinary shareholders	(83,548)	(45,739)	(6,631)	(524,217)	(259,494)	(37,625)

Loss per ADS(6): Basic and diluted	(1.34)	(1.38)	(0.20)	(8.08)	(5.00)	(0.72)
Add: Share-based compensation expenses per ADS(6), net of tax	0.34	0.82	0.12	1.76	1.88	0.28
Non-GAAP Loss per ADS(6)	(1.00)	(0.56)	(0.08)	(6.32)	(3.12)	(0.44)

(6) Every one ADSs represent two Class A ordinary shares.